Exhibit 99.5

September 30, 2019

Benitec Biopharma Limited Announces US$2.25 Million Registered Direct Offering

New York, USA and Melbourne, Australia, September 30, 2019: Benitec Biopharma Limited (ASX:BLT; NASDAQ:BNTC; NASDAQ:BNTCW) (“Benitec” or the “Company”) today announces it has entered into a securities purchase agreement (“SPA”) with certain institutional, sophisticated and professional investors (“Investors”) to issue 2,800,000 American Depositary Shares (“ADSs”) or ADS equivalents, each ADS representing 20 ordinary shares, at a purchase price per ADS or ADS equivalent of US$0.70, and warrants to purchase 412,863 ADSs in a registered direct offering, for total gross proceeds of approximately US$2.25 million.

The ADSs (and the underlying ordinary shares) will be issued without shareholder approval under the Company’s existing placement capacity under ASX Listing Rules 7.1 and 7.1A.

In a concurrent private placement, the Company has agreed to issue purchase warrants to the Investors to purchase up to an equal amount of ADSs subscribed for by each Investor under the SPA, up to an aggregate of 3,212,863 ADSs. The issue of these purchase warrants is subject to shareholder approval. If approved by shareholders, the purchase warrants will have an exercise price of US$0.70 per ADS and will expire in five years from the date of issuance.

Benitec intends to use the net proceeds from this offering for product development and general corporate purposes. The ADSs are listed on the Nasdaq Capital Market under the symbol BNTC.

Ladenburg Thalmann & Co. Inc., a subsidiary of Ladenburg Thalmann Financial Services Inc., (NYSE American: LTS) is acting as exclusive placement agent for the registered direct offering and concurrent private placement.

The registered direct offering is expected to close on or about September 30, 2019 New York time, subject to the satisfaction of customary closing conditions. Settlement and issuance of the ADSs and ordinary shares is expected to take place on the same day.

The ADSs to be issued pursuant to the SPA represent 56,000,000 fully paid ordinary shares in the Company. The issue of the ordinary shares will fully utilise the Company’s existing placement capacity under ASX Listing Rule 7.1. The remaining shares will be issued under the Company’s placement capacity under ASX Listing Rule 7.1A. The ordinary shares issued will rank equally with other existing ordinary shares on issue.

A shelf registration statement relating to the ADSs and ADS equivalents representing ordinary shares offered in the registered direct offering described above was filed with the Securities and Exchange Commission (“SEC”) on June 1, 2017, and became effective on July 5, 2017. A final prospectus supplement and the accompanying prospectus relating to and describing the terms of the registered direct offering will be filed with the SEC. Copies of the final prospectus supplement, when available, and the accompanying prospectus relating to the registered direct offering may be obtained at the SEC’s website at www.sec.gov or from Ladenburg Thalmann & Co. Inc., Prospectus Department, 277 Park Avenue, 26th Floor, New York, New York 10172 or by email at prospectus@ladenburg.com.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale is not permitted.

About Benitec Biopharma Limited

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration. Based in Melbourne, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the Company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including oculopharyngeal muscular dystrophy (OPMD), and chronic hepatitis B.

Safe Harbor Statement:

This press release contains “forward-looking statements” within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in this ASX/Nasdaq announcement are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Investor Relations

M Group Strategic Communications

Jay Morakis

Managing Director Tel: +1 646 859 5951

Email: jmorakis@MGroupSC.com